SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

REDBACK NETWORKS INC.

(Name of Subject Company (Issuer))

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

MAXWELL ACQUISITION CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, par value $0.0001 per Share

(Titles of Classes of Securities)

757209507

(CUSIP Number of Class of Securities)

Carl-Henric Svanberg

President & CEO

Telefonaktiebolaget LM Ericsson (publ)

SE-164 83

Stockholm, Sweden

Tel: +46 8 719 00 00

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

Carl Olof Blomqvist Senior Vice President, General Counsel Telefonaktiebolaget LM Ericsson (publ) SE-164 83 Stockholm, Sweden Tel: +46 8 719 00 00	John M. Newell Latham & Watkins LLP 505 Montgomery St., Suite 2000 San Francisco, CA. 94111-2562 Tel: (415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$N/A	$N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock, including the associate preferred share purchase rights, of Redback Networks Inc. (“Redback”) by Maxwell Acquisition Corporation (the “Purchaser”), an indirect wholly-owned subsidiary of Telefonaktiebolaget LM Ericsson (publ) (“Ericsson”). Attached is the press release issued by Ericsson on December 19, 2006.

The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of Redback common stock described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Redback will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Redback shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Exhibit Index

Exhibit	Description

99.1	Press Release issued by Ericsson on December 19, 2006

2